UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.
                                  20549

                               FORM 12b-25
                       NOTIFICATION OF LATE FILING

[X] Form 10-Q

For the Period Ended June 30, 1995

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

Part I - Registrant Information


                      KLLM TRANSPORT SERVICES, INC.
                        (Full Name of Registrant)

                          Post Office Box 6098
                       Jackson, Mississippi 39288
                    (Address of principal executive office)

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X]   (b) The subject quarterly report on Form 10-Q has been filed on
August 15, 1995, one calendar day following the prescribed due date.


Part III - Narrative

KLLM Transport Services, Inc. was unable to timely file its Form 10-Q quarterly report for the period ending June 30, 1995, due to its inability to determine the report's final form until late in the day on the due date. The company had requested a waiver relating to certain loan agreement covenants from the company's lenders which were not received until late in the afternoon of the due date. Had the waiver not been received, the report would have had to been modified from its intended form. The report was initially transmitted via the EDGAR system at approximately 7:43 p.m. E.S.T., on August 14, 1995, and after correction of the initial submission, the report was accepted August 15, 1995, at 9:03 a.m. E.S.T.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

      Wes Daughdrill          (601)948-6100

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
      [X]  Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
      [X]  No


                      KLLM TRANSPORT SERVICES, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 1995         By:   s/J. Kirby Lane
                                    ________________________________
                                    J. Kirby Lane, Executive Vice-
                                    President and Chief Financial
                                    Officer